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                           UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20552


                            SCHEDULE 13D


                  Under the Securities Act of 1934
                   (Amendment No. ______________)*


                        Charter Financial, Inc.
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                          (Name of Issuer)

              Common Stock, Par Value $0.10 per share
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                    (Title of Class of Securities)

                             161 225 107
                --------------------------------
                           (CUSIP Number)

                            John A. Becker
              114 West Broadway, Sparta, Illinois 62286
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         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         October 15, 1997
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     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 161 225 107       13D        Page 2 of 11 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
      (VOLUNTARY)

      John A. Becker
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) ___     (b) X
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      PF, OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                __
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7   SOLE VOTING POWER
NUMBER OF          223,574
SHARES         --------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY           2,500
EACH           --------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH        198,940
               --------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   2,500
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     234,534
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     See Items 3 and 5 below.                                __
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.37%
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14   TYPE OF REPORTING PERSON*

     IN
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Item 1.     Security and Issuer

     The class of equity securities to which this statement relates is the Common Stock, par value $.10 per share (the
"Common Stock"), of Charter Financial, Inc. (the "Company"), located at 114 West Broadway, Sparta, Illinois 62286.

Item 2.     Identity and Background

     The name and address of the person filing this statement is John A. Becker, 58 E. New Thompson Lake Road, Carbondale, Illinois 62901. Mr. Becker is the President and Chief Executive Officer and a director of the Company and the Company's wholly owned subsidiary, Charter Bank, S.B., at the address stated above. During the last five years, Mr. Becker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Becker is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     Mr. Becker has acquired beneficial ownership of 234,534 shares of Common Stock as follows:

     (i) 76,937 shares purchased by Mr. Becker or his wife with personal funds at an aggregate cost of $380,000;

     (ii) 91,314 shares underlying stock options awarded to Mr.
Becker in consideration for his service as a director and officer of the Company and the Bank which are currently exercisable or which will become exercisable within 60 days;

     (iii)     28,000 shares of restricted stock awarded to Mr.
Becker in consideration for his service as a director and officer of the Company and the Bank;

     (iv) 32,717 shares awarded as restricted stock to Mr. Becker in consideration for services as a director and officer of the Company and Bank which are now vested;

     (v) 24,634 shares allocated to Mr. Becker's account under the Bank's Employee Stock Ownership Plan (the "ESOP"); and

     (vi) 2,500 shares acquired by a partnership in which Mr.
Becker has a 50% ownership interest.

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Item 4.     Purpose of Transaction

     Except with respect to the ESOP allocations and stock options and shares of restricted stock awarded to Mr. Becker by the Company as compensation, all of the shares purchased and/or acquired by Mr. Becker are for investment purposes. Mr. Becker may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock. As President and Chief Executive Officer, Mr. Becker regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

     In connection therewith, on November 19, 1997, the Company entered into an Agreement and Plan of Merger (the "Agreement") with Magna Group, Inc. ("Magna"), pursuant to which the Company will merge with and into a wholly-owned subsidiary of Magna ("Merger Sub"), with Merger Sub as the surviving entity (the "Merger"). The Agreement provides that each share of the Company's Common Stock will be exchanged for 0.5751 of a share of the common stock, par value $2.00 per share, of Magna and associated Preferred Share Purchase Rights issued pursuant to the Rights Agreement, dated as of November 11, 1988, between Magna and Magna Trust Company.

     Consummation of the Merger is subject to various conditions, including approval of the Merger by certain regulatory authorities and by the stockholders of the Company. No assurance can be given as to when or whether the necessary approvals will be obtained, or, even if obtained, when or whether the Merger will be consummated.

     Except as noted above, Mr. Becker has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Company;

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     (f)  any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

     The aggregate number of shares of Common Stock beneficially owned by Mr. Becker as of October 15, 1997 was 234,534 shares, representing 5.37% of the shares of Common Stock outstanding. Of these shares, Mr. Becker had sole voting power over 223,574 shares (including 28,000 restricted shares and 24,634 shares allocated to Mr. Becker's ESOP account over which Mr. Becker had no dispositive powers) and sole dispositive power over 198,940 shares. The 234,534 shares include 8,460 shares owned by Mr. Becker's wife, Bertha Becker, over which Mr. Becker may be deemed to have shared voting and dispositive powers and 2,500 shares held by a partnership over which Mr. Becker shares voting and dispositive powers with Michael R. Howell. The 234,534 shares also include 91,314 shares subject to options exercisable as of October 15, 1997 or within 60 days of such date. Mr. Becker also holds unexercisable options to purchase 36,000 shares of Common Stock which are scheduled to vest in equal installments on January 1, 1998, 1999, 2000 and 2001.

     Mrs. Becker's address is 58 East New Thompson Lake Road, Carbondale, Illinois 62901. During the last five years, Mrs. Becker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or being found in violation of such laws.

     Mrs. Becker is a citizen of the United States of America.

     Mr. Howell's address is 1115 Birch Lane, Sparta, Illinois 62286. Mr. Howell is Executive Vice President and Treasurer and a director of the Company. During the last five years, Mr. Howell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a

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civil proceeding of a judicial or administrative body of
competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or being found in violation with respect to such laws.

     Mr. Howell is a citizen of the United States of America.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Becker.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Securities of the Issuer

     In connection with the Agreement referred to in Item 4 above, Mr. Becker has separately agreed to vote all shares of the Common Stock which he beneficially owns in favor of the Merger at a meeting of the Company's stockholders to be called for purposes of voting upon the Merger. Except as discussed in the preceding sentence, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Becker and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as noted above, none of the Common Stock beneficially owned by Mr. Becker is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.     Material to be Filed as Exhibits

     Exhibit 1:     Voting Agreement between Magna Group, Inc.
                    and John A. Becker.



















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                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: December 18, 1997            /s/ John A. Becker
      -------------------          ---------------------
                                   John A. Becker














































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                        November 19, 1997





Magna Group, Inc.
One Magna Place
1401 South Brentwood Boulevard
St. Louis, Missouri 63144-1401

     Re:  Support/Voting Agreement

Ladies and Gentlemen:

     The undersigned understands that Magna Group, Inc. ("Magna") and Charter Financial, Inc. ("Charter") are entering into an Agreement and Plan of Merger dated the date hereof (the "Agreement") providing for, among other things, a merger of Charter into a wholly owned subsidiary of Magna (the "Merger"), pursuant to which all of the outstanding shares of capital stock of Charter will be exchanged for shares of the $2.00 par value common stock of Magna (and associated preferred share purchase rights) at the exchange ratio and upon the terms and conditions set forth in the Agreement.

     The undersigned is a stockholder of Charter (the
"Stockholder") and is entering into this letter agreement to induce Magna to enter into the Agreement and to consummate the transactions contemplated thereby.

     The Stockholder confirms it agreement with Magna as follows:

     1.   The Stockholder represents, warrants and agrees that
Schedule I annexed hereto sets forth the shares of the capital stock of Charter of which the Stockholder is the record or beneficial owner (the "Shares") and that the Stockholder is on the date hereof the lawful owner of the number of Shares set forth in Schedule I, free and clear of all liens, charges, encumbrances, voting agreements, and commitments of every kind, except as disclosed in Schedule I. Except as set forth in
Schedule I, the Stockholder does not own or hold any rights to acquire any additional shares of the capital stock of Charter (by exercise of stock options or otherwise) or any interest therein or any voting rights with respect to any additional shares issued by Charter.










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Magna Group, Inc.
November 19, 1997
Page 2


     2. The Stockholder agrees that it will not, and will not permit any company, trust or other entity controlled by the Stockholder to, contract to sell, sell or otherwise transfer or dispose of any of the Shares or any interest therein or securities convertible thereinto or any voting rights with respect thereto, other than (i) pursuant to the Merger, (ii) with Magna's prior written consent, which consent shall not be unreasonably withheld or delayed, and (iii) a transfer to a party who executes a counterpart of this letter agreement to be bound by the terms and provisions hereof, and (iv) charitable contributions to charitable institutions which are supported primarily by contributions from the general public; provided, however, that in the case of clauses (ii), (iii) and (iv) of this paragraph 2, the remaining obligations of the Stockholder hereunder shall remain in full force and effect.

     3. The Stockholder agrees it will not, and will not permit any company, trust or other entity controlled by the Stockholder to, authorize or permit any of Charter's officers, directors, employees or agents to (i) directly or indirectly solicit, initiate or encourage any inquiries relating to the making of any proposal which constitutes a "Takeover Proposal" (as defined below) or (ii) recommend or endorse any Takeover Proposal, or
(iii) participate in any negotiations or provide third parties with any nonpublic information relating to any such inquiry or proposal, in each case subject to the fiduciary duties of Charter's Board of Directors as advised in writing by outside counsel to Charter reasonably acceptable to Magna. Stockholder will immediately cease and cause to be terminated any exiting activities, discussions or negotiations previously conducted with any parties other than Magna with respect to any of the foregoing. The Stockholder agrees to notify Magna immediately if any such inquiries or Takeover Proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, Charter, and Stockholder will promptly inform Magna in writing of all of the relevant details with respect to the foregoing. As used in this Agreement, "Takeover Proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Charter or Charter Bank or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Charter or a Charter Subsidiary other than the transactions contemplated or permitted by this Agreement; provided, however, that nothing herein shall prevent the Stockholder from taking any action as a member of the Board of Directors of Charter to the extent permitted by Section 5.1(e) of the Agreement.

     4. The Stockholder agrees that all of the Shares beneficially owned by the Stockholder, or over which the Stockholder has voting power of control, directly or indirectly

                           Page 9 of 11
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Magna Group, Inc.
November 19, 1997
Page 3

(including any common shares of Charter acquired after the date hereof), at the record date for any meeting of stockholders of Charter called to consider and vote to approve the Merger and the Agreement and/or the transactions contemplated thereby will be voted by the Stockholder in favor thereof and that Stockholder will not vote such Shares in favor of any takeover proposal.

     5. The Stockholder has all necessary power and authority to enter into this letter agreement. This agreement is legal, valid and binding agreement of the Stockholder, and is enforceable against the Stockholder in accordance with the terms.

     6. The Stockholder agrees that damages are an adequate remedy for the breach by the Stockholder of any term or condition of this letter agreement and that Magna shall be entitled to a temporary restraining order and preliminary and permanent injunctive relief in order to enforce the agreements provided for herein.

     7. This letter agreement may be terminated at the option of any party at any time after the earlier of (i) the termination of the Agreement and (ii) the Effective Time (as defined in the Agreement). Please confirm that the foregoing correctly states the understanding between the Stockholder and Magna by signing and returning to the undersigned a counterpart hereof.

                                   Very truly yours



                                   /s/ John A. Becker

Confirmed on the date first above written.

Magna Group, Inc.



By:
      ---------------------------
      Title:











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                            SCHEDULE I



John A. Becker
11/19/97


                                                Unexercised
             Shares Owned     Margin Account      Options
             ------------     --------------    -----------

                141,970            yes            127,314











































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